SECURITIES AND EXCHANGE COMMISSION

 Washington D.C.  20549

 SCHEDULE 13D

 (Amendment No. 2)

 Under the Securities Exchange Act of 1934

 Comdisco, Inc.
(Name of Issuer)


 Common Stock
(Title of class of securities)

 200336-10-5
(CUSIP Number)

Philip A. Hewes, 6111 N. River Rd.,
Rosemont, IL  60018, 708-698-3000
(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 1995
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement:

CUSIP NO. 200336-10-5

(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
           Nicholas K. Pontikes            ###-##-####
           Pontikes Trust                  36-7076140
           Ponchil Limited Partnership     36-3347591

(2)   Check the appropriate Box    (a)
      if a Member of a Group       (b)

(3)   SEC Use Only

(4)   Source of Funds   00 - Not applicable to all reporting
      persons

(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)

(6)     Citizenship or Place of  Nicholas K. Pontikes - USA
        Organization             Pontikes Trust- Illinois
                                 Ponchil Limited Partnership-Illinois

Number of Shares                 (7)  Sole Voting Power    9,140,434<FN1>
Beneficially Owned
by Each Reporting
Person With                      (8)  Shared Voting 64,014<FN1>

(9)  Sole Dispositive       9,140,434<FN1>

                        (10)  Shared Dispositive       64,014<FN1>
                              Power
(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person             9,204,448<FN1>

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row (11)                            25.4%

(14)   Type of Reporting Person      Nicholas K. Pontikes   IN
                                     Pontikes Trust - 00 Trust
                                     Ponchil Limited Partnership - PN

<FN1> See page 2 of this Schedule 13D for a description of the beneficial ownership for each reporting person.




CUSIP NO. 200336-10-5

(1)    Names of Reporting Persons          S.S. or I.R.S. Identificaion Nos.
                                           of Above Persons
       Nicholas K. Pontikes                      ###-##-####
       Pontikes Trust                            36-7076140
       Ponchil Limited Partnership               36-3347591

(2)   Check the appropriate Box     (a)
      if a Member of a Group        (b)

(3   SEC Use Only

(4)   Source of Funds
      OO-Not applicable to all     reporting persons

(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)

(6)   Citizenship or Place of    Nicholas K. Pontikes - USA
      Organization               Pontikes Trust - Illinois
                                 Ponchil Limited Partnership-Illinois

Number of Shares                 (7)  Sole Voting Power<FN2>
Beneficially Owned                    Nicholas K. Pontikes 9,140,434
by Each Reporting                     Pontikes Trust - 4,721,438
Person With                           Ponchil Limited Partnership - 2,181,891

                                 (8)  Shared Voting
                                      Nicholas K. Pontikes - 64,014

                                 (9)  Sole Dispositive Power
                                      Nicholas K. Pontikes    9,140,434
                                      Pontikes Trust - 4,721,438
                                      Ponchil Limited Partnership - 2,181,891

                                (10)  Shared Dispositive Power
                                      Nicholas K. Pontikes - 64,014<FN3>

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person
        Nicholas K. Pontikes  9,204,48
        Pontikes Trust - 4,721,438
        Ponchil Limited Partnership - 2,181,891

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares

(13)   Percent of Class Represented     Nicholas K. Pontikes 25.4%
by Amount in Row (11)          Pontikes Trust  13%
Ponchil Limited Partnership 6%

(14)    Type of Reporting Person        Nicholas K. Pontikes - IN
                                        Pontikes Trust - 00 - Trust
                                        Ponchil Limited Partnership - PN
<FN2> Mr. Pontikes is a Trustee of the Pontikes Trust and is Executor of the
Estate of Kenneth A. Pontikes (the "Estate"), and as such has sole voting and dispositive power with respect to Shares held by the Trust, the Estate, the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership).

<FN3>Nicholas Pontikes is one of four directors of the Pontikes Family
Foundation which holds 64,014 shares of Common Stock of Comdisco, Inc. Each director has one vote on the Board and board action is taken by majority vote.

Item  1:     Security and Issuer.

Name of Issuer:   Comdisco, Inc.  ("Comdisco" or the "Company")

Address of Issuer's Principal Executive Offices:

   6111 N. River Road
   Rosemont, Illinois 60018

Class of Securities:   Common Stock

Item 2:   Identity and Background.

There is no change in the information provided in response to Item 2 in the original Schedule 13D filed July 12, 1994 (the "Original 13D"), except that Nicholas K. Pontikes was appointed as executor of the estate of Kenneth N. Pontikes on July 11, 1994.

Item 3:   Source and Amount of Funds or Other Consideration.  N/A

Item 4:   Purpose of Transaction.

The Estate and Trust have determined to sell 550,000 shares and 550,000 shares, respectively, of Common Stock of Comdisco to Computer Discount Corporation, a wholly owned subsidiary of Comdisco, Inc., pursuant to the terms and conditions of the Purchase Agreement dated as of January 27, 1995 (the "Purchase Agreement"), in order to fund payment of certain tax liabilities and other expenses of the Estate and Trust.

     Pursuant to the terms of the Purchase Agreement, the Estate and Trust will sell the Shares to Computer Discount Corporation on January 27, 1995, at a purchase price equal to $23.625/share or $25,995,375. A copy of the Purchase Agreement is attached as Exhibit 1 to this Amendment No. 1. The Estate and Trust may sell additional shares of Common Stock from time to time in order to pay expenses of ongoing administration, but neither expects such amounts sold to be significant.

Item 5:   Interest in Securities of the Issuer.

I. Nicholas Pontikes. (a) As of the date hereof, Nicholas Pontikes beneficially owns 9,204,448 shares of Comdisco Common Stock, representing approximately 25.4% of the total outstanding shares of Comdisco's Common Stock
as of the quarter ended December 31, 1994.   An aggregate of 1,100,000 of such
shares are subject to the Purchase Agreement described in Item 4 above. See II and III of this Item 5 below for Mr. Pontikes' indirect holdings.

   (b) Nicholas Pontikes has sole power to vote the shares of Common Stock described in subsection (a) as well as those described in II and III below.

   (c) During the sixty (60) days prior to the date hereof the Estate sold the following shares of Common Stock at the following prices: NONE

   (d), (e)         Not applicable.

II.   (a)     Pontikes Trust.  Following the transactions described in
paragraph (c) below, the Pontikes Trust owns directly 4,171,438 shares of Common Stock of Comdisco representing approximately 0.2% of the total outstanding shares of Comdisco Common Stock.

   (b) Nicholas Pontikes, as successor trustee, has sole power to vote and sole power to direct the disposition of the shares owned by the Pontikes Trust.
   (c) During the sixty (60) days prior to the date hereof the Trust sold the following shares of Common Stock at the following prices: NONE

   (d), (e)         Not applicable.

III.   (a)   Ponchil Limited Partnership.  As of the date hereof, Ponchil
Limited Partnership owns directly 2,181,891 shares of Common Stock of Comdisco, representing approximately 6% of the total outstanding shares of Comdisco's Common Stock.

   (b) Nicholas Pontikes, as director and president of the Partnership's general partner (Ponfam), and as executor of the Estate which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by the Partnership.

   (c), (d), (e)   Not applicable.

Interests in Securities of the Issuer for Ponfam Corp., General Partner of Ponchil Limited Partnership, are as follows:

   (a) As of the date hereof, Ponfam Corp. owns directly [64,014] shares of Common Stock of Comdisco, representing approximately 0.2% of the total outstanding shares of Comdisco's Common Stock.

   (b) Nicholas Pontikes as director and president of Ponfam, and as the executor of the Estate, which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by Ponfam.

   (c), (d), (e)        Not applicable.

   Interests in Securities of the Issuer for the executive officers, directors, and controlling persons of Ponfam Corp., General Partner of Ponchil Limited Partnership, are as follows:

   Nicholas K. Pontikes, Director and President of Ponfam, see sections I, II, and III of this Item 5.

   (c), (d), (e)        Not applicable to the above-named executive officer
and director of Ponfam.

IV.  Specific Bequests, Trustee/Executor Fees, Corrections

Since the initial filing of Form 13-D was filed in July 1994, specific Bequests, trustee/exector fees and corrections have been made or paid by the estate of Kenneth N. Pontikes and the Pontikes Trust. These collective changes were considered insignificant for further explanation here however, are reflective in the total number herein and are or will be reported on Mr. Nicholas K. Pontikes Form 4 and Form 5.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On January 27, 1995 the Estate and the Pontikes Trust entered into the Purchase Agreement pursuant to which it has agreed to sell an aggregate of 1,100,000 shares of Computer Discount Corporation, a subsidiary of Common Stock to Comdisco, Inc.

Item 7:    Material to be Filed as Exhibits.

   1. Joint filing undertaking dated July 12, 1994 by and among Nicholas Pontikes, Pontikes Trust, and Ponchil Limited Partnership as required by Rule 13d-1(f) of the Securities Exchange Act (incorporated by reference to Exhibit 1 to the Original 13D).

   2. Purchase Agreement dated as of January 27, 1995 by and among Computer Discount Corporation, Nicholas K. Pontikes, as executor of the Estate of Kenneth N. Pontikes, and Nicholas K. Pontikes as trustee of the Pontikes Trust.


    Signatures

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

January 31, 1995


              Nicholas K. Pontikes

              PONTIKES TRUST


By:/s/Nicholas K. Pontikes
    Nicholas K. Pontikes, as Trustee


PONCHIL LIMITED PARTNERSHIP
PONFAM CORP., General Partner

By:/s/Nicholas K. Pontikes
Nicholas K. Pontikes as
authorized signatory of the General Partner